Investor Protector℠ Series
with Guaranteed Income Edge

Living your dreams

At Investors Capital Advisory Services, we believe your journey to financial success begins with a trusted, advisory relationship. Our Investor Protector℠ Program provides your advisor with the tools to plan for your unique investment and retirement needs.

INVESTORS CAPITAL
ADVISORY SERVICES

LIVING YOUR DREAMS.

You've worked hard to establish sound retirement investment goals. Although you might have reached these aspirations, you may still have concerns when thinking about maintaining your desired lifestyle.

Let Investor Protector[SM] help you retire with confidence.

INVESTORS CAPITAL
ADVISORY SERVICES

Retirement and Market Risks

Trillions of America’s assets are invested in stocks, bonds, mutual funds and separately managed accounts. The potential benefits of equity ownership are clear – it’s a way to create real wealth and hedge inflation over time. Unfortunately, owning equities also poses risks – specifically market volatility and bear markets - that can severely impact your retirement planning.

The chart below shows the annual returns of the S&P 500, a commonly used proxy of the stock market. While the market has offered the potential for growth over time, investors need to consider the implications of down markets. In the last decade, two such downturns occurred causing concern for investors planning for or in retirement.

Average Returns of the S&P 500® (1990-2009)

Source: Standard & Poor’s as of 12/31/09. The S&P 500 is a free- float market capitalization-weighted index of 500 of the largest U.S. companies. The index is calculated on a total return basis with dividends reinvested. The index is unmanaged and not available for direct investment.

As life spans increase, retirees must seriously consider the risk of outliving their assets should they live to an advanced age. Improvements in medicine and greater attention to health and wellness are translating into individuals living longer. Simultaneously, health care costs have risen significantly, placing increased pressure on retiree assets. As the chart below shows, a male age 65 has more than a 50/50 chance of living to age 85. So, if you are 65 today, chances are you’ll need to be financially prepared for 20 years of retirement…perhaps more.

Chance of a 65 Year Old Living to an Advanced Age

Age	Male	Female	Couple*	Source: Society of Actuaries’ Annuity 2000 Basic Mortality Table with projected mortality improvement *Chance of one living.
70	93%	96%	99%
80	71%	81%	94%
85	54%	67%	86%
90	34%	46%	70%
95	16%	23%	36%

At Investors Capital, we’ve set out to create a remarkable product that can be a meaningful tool and complementary to your overall retirement planning strategy.

Investor ProtectorSM Model Portfolios

The Investor ProtectorSM series consists of 4 fully-diversified portfolios that offer a 5% guaranteed income benefit through the Phoenix Guaranteed Income Edge®. The Investor ProtectorSM series features what we believe to be an optimal combination of actively managed and passive investments and has been constructed to offer a unique standalone guaranteed income solution. Investment minimums have been set at $100,000.

Target Allocations as of 12/30/09

Phoenix Guaranteed Income Edge®

The Phoenix Guaranteed Income Edge (the “Guarantee”) is an insurance guarantee (for an additional fee) paired with four Investor ProtectorSM asset allocation models. The Guarantee can provide guaranteed lifetime income, even after the Investor Protector account value is reduced to zero1. The amount of income guaranteed is 5% of the Retirement Income Base (RIB), which is generally set at the initial account value and then can increase or decrease based on certain events.

Example of Investor ProtectorSM in a Rising and Falling Market

This is for illustration only and is not meant to represent any actual investment. In this hypothetical example, the investor’s initial investment establishes the RIB. The illustration assumes the underlying market value increases year-to-year, the client elects to step up and as a result, a higher RIB is locked in on the anniversary date. When the market value declines, the RIB previously locked in is not affected by negative performance. Withdrawals reduce your account value.

Creating More Income

Every year, on the certificate anniversary date, you may lock in a higher Retirement Income Base (RIB) if the account value is higher than the current RIB. In essence, the RIB generally may only increase and not decrease unless you take certain actions.2 This feature allows investors to build a larger RIB over time which can equate to a larger income stream provided by the Guarantee and a larger fee. The account is reduced as a result of investment performance and/or withdrawals from your account under the terms of the Guarantee.

Think of retirement as the reward for your success. Now that you’ve managed to meet your goals or are close to meeting them, you want to help secure that objective. Talk to your advisor today to learn how Investor ProtectorS M could be the key to helping you meet your retirement goals.

[1]	Guarantees subject to claims-paying ability of the PHL Variable Insurance Company.
[2]	Taking withdrawals of more than 5% from your account or withdrawals before age 65 can reduce your RIB. Please see the prospectus for more information.

Who Should Consider the Investor ProtectorSM solution?

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Individuals in the “bridge phase” who are still accumulating assets but are nearing their target retirement date. Although your account may lose value, establishing a RIB locks in a floor from which an income stream is calculated.

•

Individuals currently in retirement will benefit from the protection offered by an income guarantee. For those 65 and older taking income, a 5% income stream is guaranteed for life – regardless of market conditions.[3]

Investor ProtectorSM at a Glance

•

Investors Capital has created four fully diversified separate account portfolios that are sold with a 5% guaranteed income benefit.[4] The Investor ProtectorSM series features what we believe to be an optimal combination of both actively managed and passive investments and has been constructed to offer a unique standalone guaranteed income solution.

•

When an investor elects to purchase the Investor ProtectorSM offering, a Retirement Income Base (RIB) is established based on the account value at the time the certificate is issued. A 5% income stream is calculated from the RIB and the investor can begin taking income immediately (assuming he/she is 65 or older).

•

Every year on the certificate anniversary date, the client has the option of locking in a higher Retirement Income Base if the account is greater than the RIB on the anniversary. In general, the RIB may only increase and not decrease (please see the prospectus for investor activities such as excessive withdrawals that could reduce the RIB). A larger RIB equates to a larger income stream for the investor and will also equate to a larger fee for the Guarantee.[5]

•	The Investor ProtectorSM is designed to provide an answer to the otherwise unavoidable market risk as well as the risk of outliving one’s assets.

A retirement solution to help you prepare for retirement.

The Investor ProtectorSM allows investors to add an

income guarantee to their managed account portfolio.

[3]	Guarantees are based upon the claims-paying ability of PHL Variable Insurance Company and subject to the terms of the insurance certificate. Please see the prospectus for further information.
[4]	Provided by an insurance certificate issued by PHL Variable Insurance Company. A separate application and approval by PHL Variable Insurance Company is required.
[5]

PHL Variable Insurance Company sets the percentage for the Guarantee fee. If the Annual Optional Increase (step-up) increases your RIB, the Guarantee fee percentage may be higher or lower depending on market conditions.

IMPORTANT DISCLOSURES

The Phoenix Guaranteed Income Edge® is sold by prospectus and is subject to the terms and conditions described in the prospectus and underlying insurance certificate.

PHL Variable Insurance Company (PHL Variable) has filed a registration statement (including a prospectus) with the SEC for the Phoenix Guaranteed Income Edge. **Before you invest, you should read the prospectus in that registration statement and other documents PHL Variable has filed with the SEC for more complete information about PHL Variable and the Phoenix Guaranteed Income Edge. You should carefully consider the charges, withdrawal restrictions and risks associated with the Phoenix Guaranteed Income Edge. The prospectus contains this and other information.**

You can obtain a copy of the prospectus for the Phoenix Guaranteed Income Edge and any documents incorporated by reference into the prospectus for free by calling PHL Variable at 800-866-0753. You may also access the prospectus and incorporated documents for free at our website at www.phoenixwm.com or by visiting EDGAR on the SEC's website at www.sec.gov. The funds and ETFs included in the Investor Protector Model Portfolios have separate prospectuses you can obtain by calling 866-377-4559 or by visiting EDGAR on the SEC's website at www.sec.gov.

This communication is not intended to meet the objectives or suitability requirements of any specific individual or account. The Investor Protector Program is comprised of certain asset allocation models for which Investors Capital Advisory Services acts as investment advisor.

Additionally, the Phoenix Guaranteed Income Edge®, an insurance certificate issued by PHL Variable, provides an income guarantee on the asset allocation models. The certificate has its own restrictions, charges and risks. The Phoenix Guaranteed Income Edge® has a separate fee in addition to the fees associated with the underlying investment account. Guarantees are based upon the claims-paying ability of the PHL Variable.

Investors Capital Advisory Services is a registered investment advisor and does not sell, recommend or advise on insurance products. PHL Variable is an insurance company that does not provide investment advice and does not recommend or endorse any investment strategy. An investor should assess his/her own investment needs based on his/her own financial circumstances and investment objectives.

It is important to remember that there are risks inherent in any investment and that there is no assurance that any asset class or index will provide positive performance over time. Past performance is not a guarantee of future results. Diversification and strategic asset allocations do not assure a profit or protect against loss in declining markets.

The Phoenix Guaranteed Income Edge (form 07GRISGA.2) is issued by PHL Variable Insurance Company (Hartford, CT), and is distributed by 1851 Securities, Inc. (Hartford, CT), member FINRA. PHL Variable and 1851 Securities, Inc. are members of The Phoenix Companies, Inc. PHL Variable and 1851 Securities, Inc. are not affiliated with Investors Capital Corporation, of which Investors Capital Advisory Services is a part.

PHL Variable Insurance Company is notlicensed to conduct business in NY and ME. The certificate may not be available in all states.

SEC File No. 333-161382

BPD 37294 (9/10)